

aKB

SEC 16021827 ...N

Washington, D.C. 20549

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JG



# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Diversified Financial Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 North Weinbach, Ste 460
(No. and Street)

| Evansville | Indiana | 47711 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley McCracken — (812)469-7459
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

| 6296 Rucker Road, Suite G | Indianapolis | Indiana | 46220 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Bradley McCracken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Diversified Financial Group, LLC, as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



BROOKLYN LEIGH BUCHANAN
Seal
Notary Public - State of Indiana
Vanderburgh County
My Commission Expires Feb 10, 2024


Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
# EVANSVILLE, INDIANA

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

## YEAR ENDED JUNE 30, 2016

# AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

## CONTENTS


| | Page |
|---|---|
| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 3-4 |
| STATEMENT OF FINANCIAL CONDITION | 5 |
| STATEMENT OF INCOME | 6 |
| STATEMENT OF CHANGES IN MEMBER'S EQUITY | 7 |
| STATEMENT OF CASH FLOWS | 8 |
| NOTES TO FINANCIAL STATEMENTS | 9-12 |
| COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION | 13 |
| COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION | 14 |
| INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITES AND EXCHANGE COMMISSION | 15 |
| ACCOUNTANT'S REVIEW REPORT | 16 |
| EXEMPTION REPORT | 17 |


KLP
Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
of American Diversified Financial Group, LLC

We have audited the accompanying financial statements of American Diversified Financial Group, LLC, an Indiana partnership, which comprise the statement of financial condition as of June 30, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. American Diversified Financial Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of American Diversified Financial Group, LLC as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of Reserve Requirements Under Rule 15c3-3, and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of American Diversified Financial Group, LLC's financial statements. The supplemental information is the responsibility of American Diversified Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
August 11, 2016

# AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
## STATEMENT OF FINANCIAL CONDITION
## JUNE 30, 2016

### ASSETS

| | |
|---|---|
| **Current Assets** | |
| Cash and cash equivalents | $ 17,180 |
| Commissions receivable | 18,955 |
| Total Current Assets | 36,135 |
| **Other Assets** | |
| Goodwill | 175,000 |
| Clearing Deposit | 25,000 |
| Other assets | 813 |
| Total Other Assets | 200,813 |
| **Total Assets** | $ 236,948 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| **Current Liabilities** | |
| Payables to investment representatives | $ 13,245 |
| Other liabilities | 6,450 |
| Total Current Liabilities | 19,695 |
| **Member's Equity** | 217,253 |
| **Total Liabilities and Member's Equity** | $ 236,948 |

See accompanying notes to financial statements.

**AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC**
**STATEMENT OF INCOME**
**YEAR ENDED JUNE 30, 2016**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 182,800 |
| Fees from investment representatives | 17,220 |
| Dividend income | 67 |
| Other income | - |
| Total Revenues | 200,087 |
| **Expenses** | |
| Representative commissions | 110,016 |
| Management fees | 25,301 |
| Rents | 10,800 |
| Technology expense | 4,319 |
| Licenses and membership fees | 5,911 |
| Telephone expenses | 4,542 |
| Postage and supplies | 2,743 |
| Legal and professional fees | 6,745 |
| Utilities | 2,891 |
| Insurance | 1,014 |
| Advertising | 252 |
| Clearing firm fees | 941 |
| Publications | - |
| Property taxes | 75 |
| Education | 302 |
| Miscellaneous | 150 |
| Total Expenses | 176,002 |
| **Net Income** | $ 24,085 |

See accompanying notes to financial statements.

# AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
# STATEMENT OF CHANGES IN MEMBER'S EQUITY
# YEAR ENDED JUNE 30, 2016

| | |
|---|---|
| Member's equity at July 1, 2015 | $ 213,168 |
| Capital distributions | (20,000) |
| Net income | 24,085 |
| Member's equity at June 30, 2016 | $ 217,253 |

See accompanying notes to financial statements.

## AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
## STATEMENT OF CASH FLOWS
## YEAR ENDED JUNE 30, 2016

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 24,085 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in commissions receivable | (8,372) |
| Decrease in other assets | 540 |
| Decrease in payables to investment representatives | 6,174 |
| Increase in other liabilities | (50) |
| **Net Cash Provided By Operating Activities** | 22,377 |
| **CASH FLOWS FROM FINANCING ACTIVITY** | |
| Capital distributions | (20,000) |
| **Net Increase in Cash and Cash Equivalents** | 2,377 |
| Cash and cash equivalents at beginning of year | 14,803 |
| **Cash and Cash Equivalents at End of Year** | $ 17,180 |

| | |
|---|---|
| Cash Paid During the Year for: | |
| Interest | $ - |

See accompanying notes to financial statements.

## *NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

### Nature of Operations

The accounting and reporting policies of American Diversified Financial Group, LLC (Company) conform to generally accepted accounting principles and reporting practices followed by the broker-dealer industry. The more significant of the policies are described below.

The Company operates as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA). The Company was formed as an Indiana limited liability company on January 28, 2000, was granted application for membership from the NASD, now FINRA, on October 17, 2000, and commenced operations on November 1, 2000. The Company shall continue in full force and effect until January 28, 2020, unless it is earlier dissolved. The Company's customer base is primarily individual investors located in Southern Indiana and Southeastern Illinois.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as cash and all liquid investments with an original maturity of three months or less.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Goodwill

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 350-10, goodwill is evaluated for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. If the carrying amount of the goodwill exceeds its implied fair value, an impairment loss is recognized in earnings equal to that excess amount. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

***NOTE A (CONTINUED) – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES***

Commissions and Fees
Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at June 30, 2016 that would require reconciliation with trade-date basis accounting. Commissions receivable consists of fees and commissions receivable from broker-dealers and RBC Correspondent Services (RBC) and is considered fully collectible. Therefore, no allowance for doubtful accounts has been provided.

Income Taxes
Income taxes have not been provided for because the Company, as a single member limited liability company, is taxed as a sole proprietorship and is not considered a taxable entity for United States federal or state income tax purposes.

The Company has implemented the accounting guidance for uncertainty in income taxes under the provisions of FASB ASC 740, *Income Taxes*. Under that guidance, tax positions are initially recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of June 30, 2016, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Prior to becoming a single member limited liability company, the Company filed Federal and Indiana state income tax returns. Returns filed in these jurisdictions for the tax years ended December 31, 2012 and December 31, 2013 are subject to examination by the relevant taxing authorities.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended June 30, 2016 were $252.

***NOTE B – CASH DEPOSIT WITH CLEARING ORGANIZATION***

In accordance with its fully disclosed clearing agreement, the Company is required to maintain a specified amount of cash on deposit with RBC, its clearing broker. At June 30, 2016, the amount of the deposit was $25,000.

***NOTE C – COMMITMENTS AND CONTINGENT LIABILITIES***

The Company is subject to claims and lawsuits, which arise, primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate

resolution of such claims and lawsuits will not have a material effect on the financial position of the Company.

### *NOTE D – RELATED PARTY TRANSACTIONS*

The Company has entered into an agreement with its member and investment representatives in which the Company will pay management fees for the day-to-day management of the Company. The fees are calculated based on commission income and the number of hours worked in the day-to-day management of the Company. The amount of management fees paid during the year ended June 30, 2016 amounted to $25,301, of which $8,226 was paid to the member and $17,075 was paid to other investment representatives.

### *NOTE E – OPERATING LEASE*

The Company leases its premises under a net operating lease that expires June 30, 2016. Rent expense for the year ended June 30, 2016 was $10,800. The future minimum rent payments required under the operating lease are as follows:

| Year ending June 30: | |
|---|---|
| 2016 | $ 10,800 |

### *NOTE F – NET CAPITAL REQUIREMENTS*

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2016, the Company had net capital of $41,096, which was $36,096 in excess of its required net capital of $5,000. At June 30, 2016, the Company's net capital ratio was 0.48 to 1.

### *NOTE G – SUBSEQUENT EVENTS*

The Company has entered into an agreement to merge its operations with Thurston Springer Miller Herd & Titak (Thurston Springer). Thurston Springer is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA). Subsequent to the merger, the Company will operate as a branch office of Thurston Springer. Following the

merger of the Company with Thurston Springer, the Company has entered into an agreement to sell the "shell" broker-dealer entity to Bergen Capital.

Both agreements are pending regulatory approvals and are expected to be completed in September, 2016.

# AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

## SUPPLEMENTARY INFORMATION
## PURSUANT TO RULE 17a-5 OF THE
## SECURITIES AND EXCHANGE ACT OF 1934

**AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**JUNE 30, 2016**

| | |
|---|---|
| Net Capital: | |
| Members' equity qualified for net capital | $ 217,253 |
| Nonallowable assets: | |
| Goodwill | (175,000) |
| Prepaid expenses and other assets | (813) |
| Total nonallowable assets | (175,813) |
| Net capital before haircuts on securities | 41,440 |
| Haircuts on securities - money market account | 344 |
| Net Capital | $ 41,096 |
| Aggregate Indebtedness: | |
| Items included in statement of financial condition: | |
| Accounts payable, accrued expenses, and other liabilities | $ 19,695 |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required | $ 1,313 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 36,096 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement | $ 35,096 |
| Ratio of aggregate indebtedness to net capital | 0.48 to 1 |

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) as there were no material differences between the broker-dealer's computation of net capital under rule 15c3-1 included in the original unaudited FOCUS filing.

**AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**JUNE 30, 2016**

As of June 30, 2015, the broker-dealer was exempt from Rule 15c3-3. All customer transactions are cleared through RBC Dain Correspondent Services on a fully disclosed basis.

**AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**JUNE 30, 2016**

The SEC rules relating to the Possession or Control Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).


KLP
Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of American Diversified Financial Group

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Diversified Financial Group identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Diversified Financial Group claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) American Diversified Financial Group stated that American Diversified Financial Group met the identified exemption provisions throughout the most recent fiscal year without exception. American Diversified Financial Group's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Diversified Financial Group's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence + Pauckner

Indianapolis, Indiana
August 11, 2016

**American Diversified Financial Group**
**Exemption from SEC Rule 15c3-3**
**June 30, 2016**

The following statements are made to the best knowledge and belief of American Diversified Financial Group LLC:

1. American Diversified Financial Group is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): American Diversified Financial Group LLC is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

2. American Diversified Financial Group LLC met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.



Charles W. Seltzer
American Diversified Financial Group LLC